May 10, 2016

FILED ON EDGAR

Folake Ayoola

Senior Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:     American Housing Trust, Inc.

Amendment No. 7 to Registration Statement on Form S-11

Filed April 22, 2016

          File No. 333-208287

Dear Mr. Ayoola:

This letter is in response to your May 9, 2016 comment letter to Jeff Howard, Chief Executive Officer and President for American Housing Income Trust, Inc. (the “Company”). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Howard in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Prospectus Cover Page

1.	We note your disclosure that you “may elect to file a post-effective amendment registering the Selling Shareholder shares herein at prevailing market prices as quoted on the OTCQB, or in privately negotiated transactions.” Because the selling shareholders are deemed to be statutory underwriters and because you are not eligible to do an at the market offering on a primary basis pursuant basis pursuant to Rule 415(a)(4), the securities would have to be offered and sold at a fixed price for the duration of the offering. Please revise to delete this language here and elsewhere, as applicable. Refer to Securities Act Rules Compliance and Disclosure Interpretation Question 612.14 for guidance.

Response: The Company has reviewed your comment in light of Rule 415(a)(4) and the Compliance and Disclosure referenced above, and intends on amending its Form S-11/A as set forth in this response.

Upon further review of the Company’s books and records, management is of the opinion that the selling shareholders do not meet the definition of a “statutory underwriter.” Therefore, in order to maintain the disclosure set forth in your comment, the Company intends to amend its prospectus cover page to state (with the amendments either ~~stricken~~ or underlined):

“The Selling Shareholders intend on selling their respective shares for the fixed price of $3.75 per share for the duration of the offering, subject to the post-effective amendment disclosure set forth below. The Selling Shareholders are not deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act. The Selling Shareholders purchased their shares for their own account, and not with a view to, or to offer or sell on behalf of the issuer, i.e. the Company, or in connection with, the distribution to the public or in direct or indirect participation in any such undertaking. The Selling Shareholders are not selling their securities under this registration on behalf of the registrant, i.e. the Company. The current pricing of the Selling Shareholders’ shares on a ~~The~~ fixed price is based on management’s intention of facilitating its direct public offering and to deploy funds from the direct public offering consistent with its prospectus. We may elect to file a post-effective amendment registering the Selling Shareholder shares herein at prevailing market prices as quoted on the OTCQB, or in privately negotiated transactions.”

In addition, under Item 7 on page 97 of the Form S-11/A related to this comment, the Company intends on making the following amendment:

“The Selling Shareholders intend on selling their respective shares for the fixed price of $3.75 per share for the duration of the offering, subject to the post-effective amendment disclosure on the prospectus cover. The Selling Shareholders are not deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act. The Selling Shareholders are not selling their securities under this registration on behalf of the registrant, i.e. the Company. The Company has determined, at this time, to set a fixed price on those shares being registered herein as Selling Shareholder shares. The current pricing of the Selling Shareholders’ shares on a ~~The~~ fixed price is based on management’s intention of facilitating its direct public offering and to deploy funds from the direct public offering consistent with its prospectus. We may elect to file a post-effective amendment registering the Selling Shareholder shares herein at prevailing market prices as quoted on the OTCQB, or in privately negotiated transactions.”

The Company intends on making the following amendment to the sentence immediately following the above-referenced paragraph under Item 7 because it is redundant and/or not applicable in light of the amendment, above:

“~~The Selling Shareholders, who are deemed to be statutory underwriters, will offer their shares at a price of $3.75 per share during the duration of this offering.~~”

   The Company believes that this amendment cures any issues under Rule 415(a)(4). The Company has now disclosed that its Selling Shareholders are not statutory underwriters, and thus not selling their respective securities “by or on behalf of the registrant.” Thus, Rule 415(a)(4) is not applicable. The Selling Shareholders intend on selling on a continuous or delayed basis in the future pursuant to Rule 415(a)(1)(i).

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

Statement of the Chief Executive Officer and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jeff Howard

Jeff Howard

Chief Executive Officer

President

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